Exhibit 99.1

SPI Energy Announces Sale of Sun Roof I Solar Project in Italy

SANTA CLARA, California, March 16, 2020 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of green energy solutions for business, residential, government, utility customers, and investors, today announced the closing of the sale of its Sun Roof I assets, a 479 kWp rooftop solar project located in Aprilia, Italy, that has been in operation since 2012.

Proceeds from the sale were approximately EUR 1.1 million before transaction fees, strengthening the Company’s balance sheet and providing additional capital for the development of solar assets in the US.

Mr. Xiaofeng Peng, Chief Executive Officer of SPI Energy, commented, "We are excited about the successful sale of Sun Roof I, which followed the sale of Sun Roof II and Sun Roof V to the same buyer. The sale is part of our strategic plan to consolidate our solar platform in Europe as we continue to grow our solar projects pipeline in the United States, such as the recently announced acquisition of the Oregon Portfolio.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is an established green energy player with global operations in key markets in Australia, Europe, Japan and the United States. It is leveraging its solar platform and industry expertise to make strategic investment opportunities in green industries with significant growth and earnings potential and/or industries than can benefit from green power.

For inquiries, please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

RedChip Companies
Bruce Haase
(407) 712-8965
bruce@redchip.com